

October 18, 2011

Via E-Mail
Frank A. Calderoni
Executive VP and Chief Financial Officer
Cisco Systems, Inc.
170 West Tasman Drive
San Jose, CA 95134

> **Re:** **Cisco Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended July 30, 2011**
> **Filed September 14, 2011**
> **File No. 000-18225**

Dear Mr. Calderoni:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended July 30, 2011

Item 8. Financial Statements and Supplementary Data

Note 5. Restructuring and Other Charges, page 96

1.   Tell us if you considered disclosing the total amount of charges you expect to incur for your fiscal 2012 restructuring plan pursuant to ASC 420-10-50-1-b-1.

2.   Additionally, please provide us with your analysis to determine that the pending sale of the Juarez manufacturing operations and exit of the Flip Video cameras product line did not qualify for presentation as discontinued operations as of July 30, 2011.

Note 12. Commitments and Contingencies, page 113

3.   For the Brazilian federal tax authority investigation and shareholder class action lawsuit, you disclose that you are unable to estimate a range of loss, if any. However, you do not provide a similar disclosure for the shareholder derivative lawsuit filed in April 2011. For this lawsuit, please tell us how you considered providing disclosures of the estimated loss or range of loss or a statement that such an estimate cannot be made, or if true, state that the estimate is immaterial with respect to your financial statements as a whole. Please refer to ASC 450-20-50 and Interpretive Response to Question 2 of SAB Topic 5Y and provide us with your proposed disclosures you plan to include in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Feider at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief